SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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YPF Sociedád Anonima

ITEM

1 Translation of Consolidated Results Full Year 2015 & Q4 2015.

YPF S.A.

Consolidated Results

Full Year 2015 and Q4 2015

Consolidated Results Full Year 2015 and Q4 2015

CONTENT

Consolidated Results Full Year 2015 and Q4 2015

2015 ended with an increase in revenues of 10.0%, an increase in adjusted EBITDA of

14.8% and a decrease in operating income of 16.0%

Q4 2014	Q3 2015	Q4 2015	Var.% Q4 15/ Q4 14		Jan-Dec 2014	Jan-Dec 2015	Var.% 2015 / 2014

37,739	40,931	40,946	8.5%	Revenues (Million Ps)	141,942	156,136	10.0%

1,364	5,631	910	-33.3%	Operating income (Million Ps)	19,742	16,588	-16.0%

1,383	1,850	-1,695	-222.6%	Net income (*) (Million Ps)	9,002	4,579	-49.1%

8,437	13,363	11,589	37.4%	Adj. EBITDA (Million Ps)	41,412	47,556	14.8%

3.52	4.72	-4.32	-222.5%	Earnings per share (*) (Ps per Share)	22.95	11.68	-49.1%

17,969	15,730	18,322	2.0%	Capital Expenditures (**) (Million Ps)	58,881	61,161	3.9%

Adjusted EBITDA = Operating income + depreciation of fixed assets + amortization of intangible assets + unproductive exploratory drilling + impairment of fixed assets and intangible assets.

(*)	Attributable to controlling shareholder.
(**)	Capital expenditures for Jan-Dec 2014 includes additions relating to the acquisitions of Apache Group assets in Argentina (net of the Pluspetrol assignment), the interest acquired in Bajada de Añelo, La Amarga Chica and the Puesto Hernández, Lajas and La Ventana joint ventures for a total of Ps 7.4 billion.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1.	MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR FULL YEAR 2015

•	Revenues for 2015 were Ps 156.1 billion, 10.0% higher than 2014.

•	For 2015, operating income was Ps 16.6 billion, 16.0% lower than 2014, while adjusted EBITDA for 2015 was Ps 47.6 billion, 14.8% higher than adjusted EBITDA for 2014.

•	Operating cash flow was Ps 41.4 billion for 2015, 10.3% lower than the Ps 46.2 billion reported for 2014. Total investments in fixed assets were Ps 61.2 billion, a 3.9% increase from 2014. The net debt to adjusted EBITDA ratio for 2015, measured in U.S. dollars, was 1.35x.

•	Total hydrocarbon production for 2015 was 3.0% higher than 2014, reaching 576.7 Kbped. Crude oil production was 249.7 Kbbld for 2015, 2.1% higher than 2014. Natural gas production was 44.2 Mm3d for 2015, 4.1% higher than 2014. Average crude oil processed for 2015 reached 299 Kbbld, 2.9% higher than 2014. The refinery utilization average for 2015 was 94%.

•	In 2015, 225 Mboe of hydrocarbon reserves were added, of which 114 Mbbl corresponds to liquids and 111 Mboe corresponds to natural gas. Proved reserves (P1) increased 1.2% from 1,212 Mboe in 2014 to 1,226 Mboe in 2015. The reserve replacement ratio was 107%.

Consolidated Results Full Year 2015 and Q4 2015

2. ANALYSIS OF RESULTS FOR FULL YEAR 2015 AND Q4 2015

2.1 CUMULATIVE RESULTS

Revenues for 2015 were Ps 156.1 billion, an increase of 10.0% compared to 2014. Among the main reasons for this variation in the company’s revenues are:

•	Gasoline revenues increased by Ps 4.8 billion due to a 14.1% increase in the average price obtained and an overall 3.6% increase in sales volumes, notably including a 25.6% increase in sales volumes of Infinia gasoline.

•	Diesel revenues increased Ps 3.5 billion, net of lower recoveries of ITC fuel transfer tax in 2015, due to an 11.0% increase in the average prices obtained from the mix of diesel for similar sales volumes. However, sales volumes of Eurodiesel, which is a premium diesel product, increased 24.6%.

•	Natural gas revenues in the domestic market increased by Ps 4.6 billion due to an increase in sales volumes, driven by increased production of the period. Also, the average price obtained in Argentine pesos increased 22.4% on stable sales volumes, principally as a result of applying excess production to the Natural Gas Additional Injection Stimulus Program.

•	Fuel oil revenues in the local market increased Ps 2.0 billion as a result of an increase in average prices obtained and a 22.9% increase in sales volumes.

•	Petrochemical product revenues in the local market decreased by Ps 0.6 billion due to (i) lower prices in Argentine peso terms stemming from the drop in the price of products tied to the Brent oil price and (ii) an 8.6% decrease in sales volumes.

•	Exports decreased by Ps 3.1 billion, or 20.3%, mainly due to the decrease in international prices. However, exports of flour, grains and oil increased 18.6% to Ps 3.6 billion.

•	Ps 2.0 billion was accrued in 2015 from the Crude Oil Production Stimulus Program.

Cost of sales for 2015 were Ps 119.5 billion, 14.4% higher than 2014. Among the main reasons for this variation are:

a) Other production costs:

•	Depreciation of fixed assets increased by Ps 6.5 billion due to increased investments in assets and greater appreciation based on their valuation in U.S. dollars, which is the functional currency of the company.

Consolidated Results Full Year 2015 and Q4 2015

•	Lifting costs increased by Ps 6.0 billion as a result of a 22.9% increase in the unit indicator in Argentine peso terms and increases in crude oil and natural gas production.

•	Refining costs increased by Ps 0.9 billion, due primarily to a 17.7% increase in the unit indicator in Argentine peso terms and greater volumes processed.

•	Royalty payments increased by Ps 1.5 billion due to an increase in production and an increase in the value of the Argentine peso.

b) Purchases:

•	Crude oil purchases from third parties increased by Ps 1.2 billion, due to a 6.6% increase in the purchase price in Argentine pesos and a 4.6% increase in purchase volumes;

•	FAME and ethanol biofuel purchases increased by Ps 0.8 billion, due to lower prices of FAME and ethanol biofuel and purchase volume increases of 6.8% and 30.1%, respectively;

•	Lower imports of diesel, gasoline and jet fuel by Ps 4.4 billion, due to lower purchase volumes and lower international prices;

•	Cost of sales in 2015 compared to 2014 was negatively affected by a decrease in an insurance payment of Ps 1.5 billion related to the loss incurred by the La Plata refinery in April 2013. With respect to the incident at the Cerro Divisadero treatment plant in Mendoza in March 2014, an insurance payment of Ps 1.2 billion was recorded in 2015. Of that amount, Ps 0.8 billion was recorded as a lower cost for purchases and Ps 0.4 billion was recorded as other operating results, net.

Selling expenses for 2015 were Ps 11.1 billion, an increase of 9.7% compared to 2014. This was primarily driven by increases in transport expenses, primarily due to higher rates paid for domestic transport of fuels and higher volumes transported and sold, as well as increases in personnel costs. This was partially offset by lower tax withholdings on exports due to the fall of international prices and volumes exported and a reduction of taxes in 2015, as well as reversals of provisions for doubtful accounts related to renegotiations with certain natural gas distribution companies to regularize their debt.

Administration expenses for 2015 were Ps 5.6 billion, an increase of 23.3% compared to 2014. The increase was principally due to higher personnel expenses and higher IT costs.

Exploratory costs totaled Ps 2.5 billion in 2015, an increase of 21.6% compared to Ps 2.0 billion in 2014. This change was due to greater exploratory activity carried out in 2015, in which exploration investments increased by 22.0% compared to 2014. This increase also resulted in Ps 0.2 billion of greater expenses from unproductive exploratory wells in 2015 compared to 2014. Additionally, expenses for geological and geophysical studies relating primarily to seismic mapping in the Chachahuen and Zampal Norte areas in the province of Mendoza increased by Ps 0.3 billion.

Consolidated Results Full Year 2015 and Q4 2015

During 2015, while conducting an evaluation of impairment of fixed assets and intangible assets, the company recognized a loss of value of Ps 2.5 billion, which was recorded as other operating results, net. This impacted field assets in Argentina with reserves and production primarily of oil, within the Upstream business segment by Ps 2.4 billion. This was primarily due to a decline in oil prices in the local market in the short term and an expected decline in international prices over the medium and long term. Field assets with oil production in the U.S. decreased by Ps 174 million due to the decline in international crude oil prices.

Within other operating results, net, for 2015, our subsidiary, MetroGAS S.A., accrued additional revenues of Ps 0.7 billion related to temporary economic assistance established by Resolution No. 263/2015 of the Argentine Energy Secretary. In Q4 2015, the reserve for contingencies and litigation increased by Ps 0.7 billion in connection with a ruling against YPF regarding a claim filed by the Unión de Usuarios y Consumidores for claims from 1993 to 1997. The claim alleges that excess fees were charged to LPG consumers during that period. There was also a decrease in the reserve for the abandonment and dismantling obligations for wells of Ps 0.5 billion, mainly due to the agreement reached with our partner in the Magallanes area. Finally, in 2014 a provision of Ps 1.2 billion was recorded for Maxus Energy Corporation, a subsidiary of YPF Holdings, related to third party claims based on alleged breach of contract.

In 2015, operating income reached Ps 16.6 billion, a 16.0% decrease compared to 2014. Adjusted EBITDA for 2015 was Ps 47.6 billion, a 14.8% increase compared to 2014.

Financial results for 2015 were Ps 12.2 billion, compared to Ps 1.8 billion in 2014. This change was driven primarily by greater positive foreign exchange rates on net financial liabilities in Argentine pesos, generated by the greater depreciation of the Argentine peso in 2015 compared to 2014. Higher interest expenses were also recorded due to increased levels of debt.

Income tax for 2015 was Ps 24.6 billion, compared to Ps 13.2 billion in 2014. This was due primarily to increased deferred tax related to greater devaluation of the Argentine peso in 2015, resulting in substantially higher deferred liabilities compared to 2014. Additionally, no current income taxes were recorded in 2015 as a result of the financial impact of the devaluation of the Argentine peso, given that our financial liabilities were denominated primarily in U.S. dollars.

Net income for 2015 was Ps 4.6 billion, 49.1% lower than 2014.

Total capital expenditures in 2015 were Ps 61.2 billion, an increase of 3.9%. Capital expenditures in 2014 include investments related to the YSUR acquisition, net of the assignment of assets to Pluspetrol and the assignment of working interest in Bajada de Añelo, La Amarga Chica, Puesto Hernández, Lajas and La Ventana joint ventures.

Consolidated Results Full Year 2015 and Q4 2015

In 2015, hydrocarbon reserves of 225 Mboe were added, of which 114 Mbbl were liquids and 111 Mbpe were natural gas. Proved reserves increased 1.2% from 1,212 Mbpe in 2014 to 1,226 Mboe in 2015. The reserve replacement ratio was 107%, while the ratio was 111% for gas and 104% for liquids.

During 2015, the company issued negotiable obligations in the local capital markets denominated in Argentine pesos of Ps 9.6 billion and in the international capital markets denominated in U.S. dollars of US$2.1 billion. The company maintained an average maturity of its indebtedness of 4.5 years. As of December 31, 2015, 27% of the company’s indebtedness was denominated in Argentine pesos, and the rest was denominated primarily in U.S. dollars.

2.2 RESULTS FOR Q4 2015

Revenues for Q4 2015 were Ps 40.9 billion, an increase of 8.5% compared to Q4 2014. This increase was driven by the following factors:

•	Gasoline revenues increased Ps 1.2 billion due to a 9.5% increase in average prices and an increase in total sales volumes of 4.8% and an increase of 22.2% in sales volumes of Infinia gasoline.

•	Diesel revenues increased Ps 0.6 billion due to a 6.2% increase in the average price obtained for the diesel mix and a decrease in total sales volumes of 1.2%, including an increase of 18.2% in sales volumes of Eurodiesel, which is a Premium diesel product.

•	Natural gas revenues increased Ps 1.1 billion due to a 27.0% increase in prices in Argentine pesos and a decrease in sales volumes of 3.4%.

•	Fuel oil revenues in the local market increased Ps 0.2 billion due to a 16.2% increase in prices, which was partially offset by a slight decrease in sales volumes of 2.2%.

•	Petrochemical product revenues in the local market decreased Ps 0.2 billion due to a decrease of 20.2% in sales volumes at stable prices.

•	Exports decreased Ps 0.8 billion, a 22.0% decrease driven by a decline of international prices.

•	Ps 0.8 billion was accrued in Q4 2015 from the Crude Oil Production Stimulus Program.

Cost of sales for Q4 2015 were Ps 32.8 billion, an increase of 10.4% compared to Q4 2014. This increase was driven by the following factors:

a) Other costs of production:

•	Lifting costs increased by Ps 1.7 billion, due to an increase of 28.2% in the unit indicator in Argentine peso terms.

Consolidated Results Full Year 2015 and Q4 2015

•	Depreciation of fixed assets increased by Ps 1.3 billion due to increased investments in assets and greater appreciation based on their valuation in U.S. dollars, which is the functional currency of the company.

•	Refining costs increased by Ps 0.2 billion, due primarily to a 22.1% increase in the unit indicator in Argentine peso terms.

•	Royalty payments increased by Ps 0.3 billion. Of this increase, Ps 81 million was related to an increase in royalties for crude oil production and Ps 176 million was related to an increase in royalties for natural gas production.

b) Purchases:

•	A net decrease in crude oil purchases from third parties of Ps 87 million, due to an 8.0% decrease in volumes purchased and a 5.5% increase in the Argentine peso purchase price.

•	Lower imports of gasoline and diesel by Ps 0.6 billion, due to lower purchase volumes and lower international prices.

•	Cost of sales in Q4 2015 compared to Q4 2014 was negatively affected by a decrease in an insurance payment of Ps 0.4 billion related to the loss incurred by the La Plata refinery in April 2013. With respect to the incident at the Cerro Divisadero treatment plant in Mendoza in March 2014, an insurance payment of Ps 0.6 billion was recorded in Q4 2015. Of that amount, Ps 0.4 billion was recorded as a lower cost for purchases and Ps 0.2 billion was recorded as other operating results, net.

Selling expenses for Q4 2015 were Ps 3.0 billion, an increase of 7.3% compared to Q4 2014. This was driven primarily by increases in transport expenses, primarily due to higher rates paid for domestic transport of fuels, increases in personnel costs and fixed asset depreciation. This was partially offset by lower tax withholdings on exports due to a fall of international prices and volumes exported.

Administration expenses for Q4 2015 were Ps 1.7 billion, an increase of 22.3% compared to Q4 2014. The increase was principally due to higher personnel expenses and higher IT costs.

Consolidated Results Full Year 2015 and Q4 2015

Exploratory expenses increased to Ps 0.7 billion in Q4 2015, a decrease of 11.3% compared to Q4 2014. This change was due to greater expenses of Ps 0.2 billion for geological and geophysical studies, relating primarily to seismic mapping in the Chachahuen and Zampal Norte areas in the province of Mendoza. Unproductive exploratory wells decreased by Ps 0.3 billion during Q4 2015 compared to Q4 2014.

In Q4 2015, while conducting an evaluation of impairment of fixed assets and intangible assets, the company recognized a loss of value of Ps 2.5 billion, which was recorded as other operating results, net. This impacted field assets in Argentina with reserves and production primarily of oil within the Upstream business segment by Ps 2.4 billion. This was primarily due to a decline in oil prices in the local market in the short term and an expected decline in international prices over the medium and long term. Field assets with oil production in the U.S. decreased by Ps 174 million due to a decline in international crude prices.

Within other operating results, net, for Q4 2015, our subsidiary, MetroGAS S.A., accrued additional revenues of Ps 149 million related to the temporary economic assistance established by Resolution No. 263/2015 of the Argentine Energy Secretary. In Q4 2015, the reserve for contingencies and litigation increased by Ps 0.7 billion, in connection with a ruling against YPF regarding a claim filed by the Unión de Usuarios y Consumidores for claims from 1993 to 1997. The claim alleges that excess fees were charged to GLP consumers during that period. There was also a decrease in the reserve for the abandonment and dismantling obligations for wells of Ps 0.5 billion, mainly due to the agreement reached with our partner in the Magallanes area. Finally, in 2014 a provision of Ps 1.2 billion was recorded for Maxus Energy Corporation, a subsidiary of YPF Holdings, related to third party claims based on alleged breach of contract.

In Q4 2015, operating income reached Ps 0.9 billion, 33.3% lower compared to Ps 1.4 billion in Q4 2014. Adjusted EBITDA for Q4 2015 was Ps 11.6 billion, 37.4% higher than adjusted EBITDA in Q4 2014.

Financial results for Q4 2015 were Ps 14.2 billion, compared to Ps 1.7 billion in Q4 2014. This change was driven primarily by greater positive foreign exchange rates on net indebtedness in Argentine pesos, generated by greater depreciation of the Argentine peso in Q4 2015 compared to Q4 2014. Higher interest expenses were also recorded due to increased levels of debt.

Income tax for Q4 2015 was Ps 17.2 billion, compared to Ps 1.1 billion in Q4 2014. This was due primarily to greater deferred tax of Ps 23.1 billion related to the difference in value in Argentine pesos of assets generated in Q4 2015 being substantially higher than in Q4 2014, as a result of higher devaluation of the Argentine peso in Q4 2015 compared to Q4 2014. This was partially offset by a reversion of current estimated tax prior to the devaluation of the Argentine peso of Ps 4.8 billion.

Net income for Q4 2015 was a loss of Ps 1.7 billion, 222.6% lower than the gain in Q4 2014.

Consolidated Results Full Year 2015 and Q4 2015

Total capital expenditures in fixed assets in Q4 2015 were Ps 18.3 billion, an increase of 2.0% compared to Q4 2014 despite a slight decrease in operating activities in Q4 2015, mainly during December due to a temporary shutdown of certain drilling rigs and a decrease in workovers activity.

3. ANALYSIS OF OPERATING RESULTS

3.1 UPSTREAM

Q4 2014	Q3 2015	Q4 2015	Var.% Q4 15/ Q4 14		Jan-Dec 2014	Jan-Dec 2015	Var.% 2015 / 2014

1,572	2,171	570	-63.7%	Operating income (Million Ps)	12,353	7,535	-39.0%

19,736	20,491	21,664	9.8%	Revenues (Million Ps)	70,697	80,287	13.6%

249.8	249.3	252.4	1.0%	Crude oil production (Kbbld)	244.6	249.7	2.1%

58.1	43.7	53.9	-7.3%	NGL production (Kbbld)	48.7	49.2	0.9%

43.7	44.4	43.8	0.3%	Gas production (Mm3d)	42.4	44.2	4.1%

582.8	571.9	581.9	-0.2%	Total production (Kboed)	560.1	576.7	3.0%

804	1,182	713	-11.3%	Exploration costs (Million Ps)	2,034	2,473	21.6%

14,138	12,292	14,477	2.4%	Capital expenditures (*) (Million Ps)	49,081	49,879	1.6%

5,516	6,023	6,631	20.2%	Depreciation (Million Ps)	17,180	23,075	34.3%

				Realization Prices

76.4	68.9	63.5	-16.9%	Crude oil prices in domestic market Period average (USD/bbl)	73.7	67.6	-8.3%

4.4	4.6	4.5	2.8%	Average gas price (USD/Mmbtu)	4.3	4.6	6.6%

(*)	Capital expenditures for Jan-Dec 2014 includes additions relating to the acquisitions of Apache Group assets in Argentina (net of the Pluspetrol assignment), the interest acquired in Bajada de Añelo, La Amarga Chica and the Puesto Hernández, Lajas and La Ventana joint ventures for a total of Ps 7.4 billion.

3.1.1 CUMULATIVE RESULTS

Operating income for the Upstream business segment for 2015 was Ps 7.5 billion, a decrease of 39.0% compared to 2014.

Revenues increased 13.6% in 2015 compared to 2014. This increase resulted from the following factors:

•	Natural gas revenues increased by Ps 4.6 billion, an increase of 26.6%, due to an increase in sales volumes and a 22.4% increase in the price in Argentine peso terms.

Consolidated Results Full Year 2015 and Q4 2015

•	Crude oil revenues increased by Ps 2.4 billion, an increase of 4.4%, due to 1.7% higher volume transferred to the Downstream business segment, while sales volumes to third parties decreased 26.2%. The average intercompany price in Argentine peso terms increased 4.5% in 2015.

•	In 2015, Ps 2.0 billion was accrued due to the Crude Oil Production Stimulus Program.

With respect to the March 2014 incident impacting our facilities at the Cerro Divisadero crude oil treatment plant, a Ps 1.2 billion insurance payment was received in 2015, of which Ps 0.8 billion was recorded as ordinary income for the Upstream business segment and Ps 0.4 billion was recorded as other operational results, net.

In Q4 2015, while conducting an evaluation of impairment of fixed assets and intangible assets, the company recognized a loss of value of Ps 2.5 billion, which was recorded as other operating results, net. This impacted field assets in Argentina with reserves and production primarily of oil, within the Exploration and Production business segment by Ps 2.4 billion. This was primarily due to a decline in oil prices in the local market in the short term and an expected decline in international prices over the medium and long term. Field assets with oil production in the U.S. decreased by Ps 174 million due to a decline in international crude oil prices.

The price obtained in U.S. dollars for crude oil in the local market for 2015 decreased 8.3% to US$67.60/barrel. The average price obtained for natural gas for 2015 was US$4.60/Mmbtu, an increase of 6.6% compared to 2014.

Total hydrocarbon production for 2015 was 576.7 Kboed, an increase of 3.0% compared to 2014. Crude oil production was 249.7 Kbbld in 2015, an increase of 2.1% compared to 2014. Natural gas production was 44.2 Mm3d, an increase of 4.1% compared to 2014. NGL production was 49.2 Kbbld, an increase of 0.9% compared to 2014.

The organic growth in production comes mainly from the Neuquinan basin area, especially the production of tight gas from the Lajas formation, which reached a daily average of 4.3 Mm3d, an increase of 22% compared to 2014.

During 2015, 934 wells were drilled, including both YPF and YSUR, 250 of which targeted non-conventional formations. Of these, 155 were in the Loma Campana, 26 in Segment V of the Loma La Lata (Lajas) area, 51 in the Rincón del Mangrullo area and 18 in the El Orejano area. As of December 31, 2015, the total number of active drilling units was 72, while 14 units remained in standby.

Total production costs for 2015 were Ps 68.4 billion, an increase of 21.9% compared to 2014, mainly due to (i) an increase in lifting costs of Ps 6.0 billion related to increased activity compared to 2014 and an increase in the unit indicator, (ii) an increase in amortization to Ps 5.9 billion in 2015, as a result of increased investments and higher valuations of assets in Argentine peso terms and (iii) an increase in royalties of Ps 1.5 billion. Of this net increase, Ps 0.7 billion is related to an increase in royalties for crude oil production and Ps 0.8 billion is related to an increase in royalties for natural gas production.

Consolidated Results Full Year 2015 and Q4 2015

Exploratory costs totaled Ps 2.5 billion in 2015, an increase of 21.6% compared to Ps 2.0 billion in 2014. This change was due to greater exploratory activity carried out in 2015, in which exploration investments increased 22.0% compared to 2014. This increase also resulted in Ps 0.2 billion of greater expenses from unproductive exploratory wells in 2015 compared to 2014. Additionally, expenses for geological and geophysical studies relating primarily to seismic mapping in the Chachahuen and Zampal Norte areas in the province of Mendoza increased by Ps 0.3 billion.

Unit cash costs in U.S. dollars increased 3.6% from US$23.50/boe in 2014 to US$24.30/boe in 2015, including taxes of US$7.20/boe and US$6.80/boe respectively. The average lifting cost for the company was US$15.00/boe, 7.9% higher than US$13.90/boe in 2014.

Reserves

In 2015, 225 Mboe of hydrocarbon proved reserves were added, of which 114 Mbbl relates to liquids and 111 Mboe, or 17.705 Mm3, relates to natural gas. Proved reserves increased 1.2%, from 1,212 Mboe in 2014 to 1,226 Mboe in 2015.

The overall reserve replacement ratio was 107%, while the same ratio was 110% for natural gas and 104% for liquids.

In the Neuquina basin area, proved reserves were added in (i) tight gas reservoirs, such as the development of the Lajas formation in the Aguada Toledo - Sierra Barrosa area and in Estación Fernández Oro and the development of the Mulichinco formation in the Rincón del Mangrullo area, (ii) the Loma Campana and El Orejano areas, respectively, to develop shale oil and gas in the Vaca Muerta formation, (iii) conventional areas, including notably oil fields in the Golfo San Jorge and Neuquina basins due to higher activity and good results in oil and gas development projects as well as the ongoing expansion of secondary recovery projects.

There was also a decrease in reserves in 2015 as a result of changes in unconventional holdings owned by YPF due to a call option exercised by Dow Chemical to become a shareholder in El Orejano area and changes in the contract terms with Petrolera Pampa in Rincón del Mangrullo.

3.1.2 FOURTH QUARTER 2015

Operating income for the Upstream business segment for Q4 2015 was Ps 0.6 billion, a decrease of 63.7% compared to Q4 2014.

Revenues increased 9.8% in Q4 2015 compared to Q4 2014, due primarily to the following factors:

•	Natural gas revenues increased by Ps 1.1 billion, an increase of 22.7%, due to a 27.0% increase in prices in Argentina peso terms, which offset a 3.4% drop in sales volumes.

Consolidated Results Full Year 2015 and Q4 2015

•	Crude oil revenues increased by Ps 0.6 billion, an increase of 3.9%, due to 4.1% higher volume transferred to our Downstream business segment, while volumes to third parties remained stable. Intercompany prices in Argentine peso terms did not change compared to Q4 2014.

•	In Q4 2015, Ps 0.8 billion was accrued due to the Crude Oil Production Stimulus Program.

With respect to the March 2014 incident impacting our facilities at the Cerro Divisadero crude oil treatment plant in Medoza, a Ps 0.6 billion insurance payout was received in 2015, of which Ps 0.4 billion was recorded as ordinary income for the Upstream business segment and Ps 0.2 billion was recorded as other operating results, net.

In Q4 2015, while conducting an evaluation of impairment of fixed assets and intangible assets, the company recognized a loss of value of Ps 2.5 billion, which was recorded as other operating results, net. This impacted field assets in Argentina with reserves and production primarily of oil within the Exploration and Production business segment by Ps 2.4 billion. This was primarily due to a decline in oil prices in the local market in the short term and an expected decline in international prices over the medium and long term. Field assets with oil production in the U.S. decreased by Ps 174 million due to the decline in international crude oil prices.

The reserve for the abandonment and decommissioning of wells decreased Ps 0.5 billion, resulting from an agreement with our partner in the Magallanes area. This was recorded as other operating results, net, for the Upstream business segment in Q4 2015.

The price obtained in U.S. dollars for crude oil in the local market in Q4 2015 decreased 16.9% to US$63.50/barrel. The price obtained in U.S. dollars for natural gas was US$4.50/mmbtu, 2.8% higher than Q4 2014.

Total hydrocarbon production was 581.9 Kbped, which was similar to Q4 2014. Crude oil production for Q4 2015 was 252.4 Kbbld, an increase of 1.0%. Natural gas production for Q4 2015 was 43.8 Mm3d, an increase of 0.3%. NGL production for Q4 2015 was 53.9 Kbbld, a decrease of 7.3%.

Total unconventional hydrocarbon production for Q4 2015 was 50.6 Kboed, including 24.0 Kbbld of crude oil, 12.2 Kbbld of NGL and 2.3 Mm3d of natural gas, of which YPF consolidates 50%. During Q4 2015, 42 new wells were put in production targeting the Vaca Muerta formation, reaching a total of 424 wells at the end of 2015, including 17 active drilling rigs and eight workovers.

With respect to tight gas activity: (i) in the Lajas formation, seven wells were drilled and developed in Q4 2015, and average natural gas production was 4.2 Mm3d and (ii) in the Mulichinco formation in the Rincón del Mangrullo area, natural gas production for YPF was 1.3 Mm3d.

Total production costs for Q4 2015 were Ps 18.6 billion, an increase of 9.5% compared to Q4 2014, mainly due to (i) an increase in lifting costs of Ps 1.7 billion related to increased activity compared to 2014 and an increase in the unit indicator, (ii) an increase in amortization to Ps 1.1 billion in Q4 2015, as a result of increased investments and higher valuations of assets in Argentine peso terms and (iii) an increase in royalties of Ps 0.3 billion. Of this increase, Ps 81 million is related to higher royalties for crude oil production and Ps 176 million is related to higher royalties for natural gas production.

Consolidated Results Full Year 2015 and Q4 2015

Exploration costs in Q4 2015 totaled Ps 0.7 billion, a decrease of 11.3% compared to Q4 2014. Expenses for geological and geophysical studies relating primarily to seismic survey studies in the Chachahuén and Zampal Norte areas in the province of Mendoza increased by Ps 0.2 billion. Negative results from unproductive exploratory wells fell Ps 0.3 billion in Q4 2015 compared to Q4 2014.

Unit costs in U.S. dollars decreased 1.5% to US$24.20/bpe in Q4 2015 from US$24.60/bpe in Q4 2014, including taxes of US$7.70/bpe and US$6.60/bpe, respectively. In turn, the average lifting cost for YPF was US$15.00/bpe, 3.4% higher than US$14.50/bpe in Q4 2014.

CAPEX

Cumulative capital expenditures for the Upstream business segment for 2015 were Ps 49.9 billion, a 1.6% increase compared to 2014. This included the investments in the acquisition of YSUR, net of the sale of assets to Pluspetrol and purchases of additional shares in Bajada de Añelo, La Amarga Chica and the Puesto Hernández, Lajas and La Ventana joint ventures.

Capital expenditures in the Upstream business segment for Q4 2015 were Ps 14.5 billion, a 2.4% increase compared to Q4 2014, despite a slight decrease in operating activities, mainly during December 2015 due to a temporary shutdown of certain drilling rigs and a decrease in workover activity.

In the Neuquina basin area, capital expenditures during Q4 2015 were focused on the development of the Loma Campana, Aguada Toledo - Sierra Barrosa (Lajas), Rincón del Mangrullo and El Orejano blocks, and initiation of activity in La Amarga Chica, Loma La Lata (Sierras Blancas) and Chachahuen. Development activities continued at Cuyana basin, mainly in the La Ventana and Vizcacheras blocks. In the Golfo San Jorge basin, most activity was concentrated in Cañadón de la Escondida and Cañadón León-Meseta Espinosa, in the province of Santa Cruz and Manantiales Behr and El Trébol-Escalante in the province of Chubut.

Exploration activities during Q4 2015 covered the Neuquina, San Jorge and Cuyana basins. In the Cuyana basin, activity focused on drilling in the Barrancas block. In the Neuquina basin, exploratory activity targeted both conventional and unconventional resources. Activity targeting conventional formations focused on the Payún Oeste, Octogono, Los Caldenes, Las Tacanas, Chasquivil, Cajón de los Caballos and Chachahuén blocks. Unconventional activity focused on the Cerro Arena, Pampa las Yeguas I, Narambuena, Las Tacanas, Salinas del Huitrin and Rincón del Mangrullo blocks. In the Golfo San Jorge basin, activity focused on the evaluation of deep targets in the west flank of the Los Perales and Cañadón de la Escondida–Las Heras blocks and in the north flank of the Manantiales Behr block.

During Q4 2015, nine exploratory wells were completed.

Consolidated Results Full Year 2015 and Q4 2015

3.2 DOWNSTREAM

Q4 2014	Q3 2015	Q4 2015	Var.% Q4 15/ Q4 14		Jan-Dec 2014	Jan-Dec 2015	Var.% 2015 / 2014

1,740	3,522	-435	-125.0%	Operating income (Million Ps)	10,978	8,446	-23.1%

35,347	36,679	36,665	3.7%	Revenues (Million Ps)	133,743	140,497	5.0%

4,190	4,308	4,218	0.7%	Sales of refined products in domestic market (Km3)	16,634	17,029	2.4%

428	314	382	-10.7%	Exportation of refined products (Km3)	1,541	1,461	-5.2%

216	218	193	-10.6%	Sales of petrochemical products in domestic market (*) (Ktn)	849	815	-4.0%

54	87	59	9.3%	Exportation of petrochemical products (Ktn)	254	301	18.5%

296	297	294	-0.5%	Crude oil processed (Kboed)	290	299	2.9%

93%	93%	92%	-0.5%	Refinery utilization (%)	91%	94%	3.1%

3,248	2,813	3,086	-5.0%	Capital expenditures (Million Ps)	8,392	9,343	11.3%

675	778	919	36.1%	Depreciation (Million Ps)	2,445	3,168	29.6%

778	764	722	-7.2%	Average domestic market gasoline price (**) (USD/m3)	761	747	-1.8%

814	774	728	-10.6%	Average domestic market diesel price (**) (USD/m3)	799	754	-5.7%

(*)	Fertilizer sales not included.
(*)	Price net of deductions and commissions before tax.

3.2.1 CUMULATIVE RESULTS

Operating income for the Downstream business segment in 2015 was Ps 8.4 billion, a decrease of 23.1% compared to 2014.

Revenues increased 5.0% in 2015 compared to 2014, due primarily to the following factors:

•	Gasoline revenues increased by Ps 4.8 billion, due to a 14.1% increase in the prices obtained and a 3.6% increase in sales volumes, notably including a 25.6% increase in sales volumes of Infinia gasoline.

Consolidated Results Full Year 2015 and Q4 2015

•	Diesel revenues increased Ps 3.5 billion, due to an 11.0% increase in the prices of diesel mix on stable sales volumes, notably including a 24.6% increase in sales volumes of Eurodiesel, a premium diesel product.

•	Fuel oil revenues increased Ps 2.0 billion in the local market, due to a 22.9% increase in sales volumes and higher prices.

•	Petrochemical revenues decreased Ps 0.6 billion, due to the decline of prices in Argentine peso terms related to the fall of prices of products tied to Brent, as well as an 8.6% decrease in sales volumes.

•	Exports decreased Ps 3.1 billion, a 20.3% decrease, mainly due to the decline in international prices. However, exports of flour, grains and oil increased 18.6% to Ps 3.6 billion.

Cost of sales for 2015 increased by Ps 9.3 billion, or 7.6% compared to 2014, due primarily to the following factors:

•	Crude oil purchases increased by Ps 4.4 billion, due to higher volumes of crude oil transferred from the Upstream business segment as well as higher volumes purchased from third parties, both at higher prices in Argentine peso terms.

•	Diesel, gasoline and jet fuel imports decreased by Ps 4.4 billion, due to lower volumes purchased and lower international prices.

•	FAME and ethanol biofuels purchases increased by Ps 0.8 billion, due to lower prices of FAME and ethanol biofuel and purchase volume increases of 6.8% and 30.1%, respectively.

•	Fixed asset depreciation increased by Ps 0.7 billion.

•	Production costs related to refining costs increased by Ps 0.9 billion, due to inflation and wage increases. As a result, and considering the increase in processed volumes, the unitary refining costs in 2015 increased by 17.7% compared to 2014.

•	Other operating results, net, of this business segment increased due to an increase in the reserve for contingencies and litigation of Ps 0.7 billion. This was in connection to a ruling against YPF regarding a claim filed by the Unión de Usuarios y Consumidores for claims from 1993 to 1997. The claim alleges that excess fees were charged to GLP consumers during that period.

Consolidated Results Full Year 2015 and Q4 2015

In 2015, the processing capacity level of our refineries was an average of 299,000 barrels of oil per day, 2.9% higher than 2014, with a 1% increase of diesel production, an 8% increase in gasoline production and a 10% increase in fuel oil production.

3.2.2 FOURTH QUARTER 2015

Operating income for the Downstream business segment in Q4 2015 was a loss of Ps 0.4 billion compared to a gain of Ps 1.7 billion in Q4 2014.

Revenues increased 3.7% compared to Q4 2014. This increase was driven by the following:

•	Gasoline revenues increased Ps 1.2 billion, due to a 9.5% increase in prices and a 4.8% increase in sales volumes, notably including a 22.2% increase in sales volumes of Infinia gasoline.

•	Diesel revenues increased Ps 0.6 billion, due to a 6.2% increase in prices for diesel mix and a 1.2% decrease in sales volumes, notably including an 18.2% increase in sales volumes of Eurodiesel, which is a premium diesel product.

•	Fuel oil revenues increased Ps 0.2 billion in the local market, due to a 16.2% increase in the average price obtained, which offset the 2.2% decrease in sales volumes.

•	Petrochemical revenues decreased Ps 0.2 billion, due to a 20.2% decrease in sales volumes and stable prices.

•	Exports decreased Ps 0.8 billion, a 22.0% decrease, due to a decline in international prices.

Costs of sales for Q4 2015 increased by Ps 3.5 billion or 10.4%, compared to Q4 2014, due primarily to the following factors:

•	Crude oil purchases increased by Ps 0.5 billion. This increase was primarily due to lower volumes transferred from the Upstream business segment and lower volumes of crude oil purchased from other producers. The purchase price in the Upstream business segment in Argentine peso terms remained unchanged, while the purchase price for third parties increased 5.5%. This change is due to purchases of crude Escalante (heavy material and lower-value) in Q4 2014, which did not occur in 2015.

•	Gasoline and diesel imports decreased by Ps 0.6 billion on lower import volumes and prices.

•	Fixed asset depreciation increased by Ps 0.2 billion, mainly due to higher value of assets subject to depreciation compared to 2014, higher capital expenditures during 2014 and 2015, and the increased appreciation of these assets based on valuation in U.S. dollars, which is the functional currency of the company.

Consolidated Results Full Year 2015 and Q4 2015

•	With respect to the valuation of crude oil and products stocks of this segment unit, in Q4 2015 an impairment of approximately Ps 1.6 billion was recorded, due to the decline in the domestic crude oil price in December 2015 as consequence of the devaluation of the currency, resulting from an agreement between local oil producers and refiners, which substantially impacted the results of this business segment but not of the company as a whole.

•	Production refining costs increased Ps 0.2 billion. This was primarily driven by inflation, wage increases and higher repair and maintenance costs for refineries. As a result, and considering the slightly lower processed volumes, the unitary refining costs in Q4 2015 increased 22.1% compared to Q4 2014.

•	Other operating results, net, for this business segment increased due to an increase in the reserve for contingencies and litigation of Ps 0.7 billion. This was in connection to a ruling against YPF regarding a claim filed by the Unión de Usuarios y Consumidores for compensatory claims from 1993 to 1997. The claim alleges that excess fees were charged to GLP consumers during that period.

An insurance payment of Ps 0.4 billion for lost profits was received in Q4 2014 in connection to the incident at the La Plata refinery during Q2 2013. This amount was primarily recorded as a reduction to cost of sales.

The volume of crude oil processed in Q4 2015 was 294 Kbbld, 0.5% lower than Q4 2014, mainly due to the scheduled shutdown of a catalytic cracking unit at the La Plata refinery.

The decrease in operating income includes an indirect interest in the company Metrogas, which reported an operating profit of Ps 194 million in Q4 2015 and a loss of Ps 203 million in Q4 2014, including the accrued additional revenues of Ps 149 million related to the transitional economic assistance established by Resolution No. 263/2015 of the Argentine Energy Secretary.

CAPEX

Cumulative capital expenditures for the Downstream business segment for 2015 were Ps 9.3 billion, an 11.3% increase compared to 2014.

Capital expenditures in the Downstream business segment for Q4 2015 were Ps 3.1 billion, a 5.0% decrease compared to Q4 2014. This result was primarily due to progress in the construction of the new Coke Plant, which is 94.1% complete and is estimated to commence operations in 2016. In addition, the basic engineering projects related to the coke gasoline hydrogenation projects in the La Plata and Mendoza complexes and the alkylation unit project at the La Plata refinery were completed, work was performed to improve YPF’s logistical facilities and projects were carried out to optimize safety and environmental performance.

Consolidated Results Full Year 2015 and Q4 2015

3.3 CORPORATE

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for 2015 was a loss of Ps 2.3 billion, a 30.3% improvement compared to a loss of Ps 3.3 billion in 2014. In 2014, this line item was impacted by a Ps 1.2 billion provision for Maxus Energy Corporation relating to claims from third parties for alleged contractual obligations. This was partially offset by increased costs in 2015 for higher salaries and social charges, higher service fees, including increased IT expenses, and licensing costs.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were positive Ps 2.9 billion for 2015 compared to negative Ps 0.2 billion for 2014. For Q4 2015, the positive effect was principally due to the increate in value of the Downstream business segment´s inventory by approximately Ps 1.6 billion.

3.4 RELATED COMPANIES

Results from related companies for 2015, mainly due to positive results from MEGA, Profertil and Refinor, were Ps 0.3 billion, a decrease of Ps 0.2 billion compared to 2014. Results from related companies for Q4 2015 were Ps 0.3 billion, a 46.6% decrease compared to Ps 0.5 billion for Q4 2014.

4. LIQUIDITY AND SOURCES OF CAPITAL

During 2015, net cash flows provided by operating activities reached Ps 41.4 billion, a 10.3% decrease compared to 2014. This decrease was generated by the growth of adjusted EBITDA of approximately Ps 6.1 billion and increased working capital, which caused higher income tax payments and accrual of accounts receivable, including the oil production incentive and the program to stimulate the injection of surplus natural gas.

Net cash flows provided by financing activities increased by Ps 18.7 billion during 2015 compared to 2014, mainly generated by increased financings and debt refinancing of Ps 20.4 billion, which was partially offset by higher interest payments of Ps 1.7 billion. The main financings in 2015 were the issuance of nine new series of negotiable obligations for a total of Ps 9.6 billion and US$1.5 billion and the extension of two existing international series for a total of US$0.6 billion. The total debt in U.S. dollars was US$8.1 billion, net debt was US$7.0 billion and the net debt/EBITDA(1) ratio was 1.35x.

Consolidated Results Full Year 2015 and Q4 2015

The average interest adjusted rate for debt denominated in Argentine pesos in 2015 was 24.59%, while the average interest rate adjusted for debt denominated in U.S. dollars was 7.55%.

Net cash flows provided by financing activities was directed to investing activities, which totaled Ps 63.9 billion during 2015, a 19.6% increase compared to 2014. This included a 26.6% increase in investments in fixed and intangible assets, which was partially offset by lower purchases and lower collections related to the loss and damages at the La Plata refinery.

The overall cash flow generation described above was sufficient to maintain an adequate liquidity position at the end of 2015, which represented a total amount in cash or cash equivalent of Ps 15.4 billion Argentine pesos.

YPF negotiable obligations issued during Q4 2015 and thereafter are detailed below:

YPF Note	Amount	Interest Rate	Maturity

Series XXVI (*)	USD 100 million	8.875%	60 months

Series XLII (*)	ARS 715.6 million	BADLAR + 4.00%	60 months

Series XLIII	ARS 2,000 million	BADLAR + 0.0%	96 months

Series XLIV	ARS 1,400 million	BADLAR + 4.75%	36 months

(*)	Additional
(1)	Net Debt: US$6,956 million / Adjusted EBITDA: US$5,171 million = 1.35x

Consolidated Results Full Year 2015 and Q4 2015

5. TABLES AND NOTES

Q4 2015 Results

Consolidated Results Full Year 2015 and Q4 2015

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q4 2014	Q3 2015	Q4 2015	Var.% Q4 15/ Q4 14		Jan-Dec 2014	Jan-Dec 2015	Var.% 2015 / 2014
37,739	40,931	40,946	8.5%	Revenues	141,942	156,136	10.0%
(29,684)	(30,670)	(32,781)	10.4%	Costs of sales	(104,492)	(119,537)	14.4%

8,055	10,261	8,165	1.4%	Gross profit	37,450	36,599	(2.3%)

(2,827)	(2,587)	(3,034)	7.3%	Selling expenses	(10,114)	(11,099)	9.7%
(1,414)	(1,301)	(1,729)	22.3%	Administration expenses	(4,530)	(5,586)	23.3%
(804)	(1,182)	(713)	(11.3%)	Exploration expenses	(2,034)	(2,473)	21.6%
(1,646)	440	(1,779)	8.1%	Other operating results, net	(1,030)	(853)	(17.2%)

1,364	5,631	910	(33.3%)	Operating income	19,742	16,588	(16.0%)

497	36	266	46.5%	Income on investments in companies	558	318	(43.0%)
(1,676)	(3,701)	14,166	(945.2%)	Net financial results	1,772	12,157	586.1%

185	4,966	15,342	8,193.0%	Net income before income tax	22,072	29,063	31.7%

1,115	(3,082)	(17,207)	(1,643.2%)	Income tax	(13,223)	(24,637)	86.3%

(83)	34	(170)		Net income (loss) for noncontrolling interest	(153)	(153)

1,383	1,850	(1,695)	(222.6%)	Net income for the period (*)	9,002	4,579	(49.1%)

3.52	4.72	(4.32)	(222.8%)	Earnings per share, basic and diluted (*)	22.95	11.68	(49.1%)

1,117	3,206	35,529	3,080.8%	Other comprehensive income	16,276	43,758	168.8%

2,417	5,090	33,664	1,292.8%	Total comprehensive income for the period	25,125	48,184	91.8%

8,437	13,363	11,589	37.4%	Adj. EBITDA (**)	41,412	47,556	14.8%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Attributable to controlling shareholder.
(**)	Adjusted EBITDA = operating income + depreciation of fixed assets + amortization of intangible assets + unproductive exploratory drilling + impairment of fixed assets and intangible assets.

Consolidated Results Full Year 2015 and Q4 2015

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q4 figures unaudited, figures expressed in millions of pesos)

	12/31/2014	12/31/2015
Noncurrent assets
Intangible assets	4,393	7,279
Fixed assets	156,930	270,905
Investments in companies	3,177	4,372
Deferred income tax assets	244	954
Other receivables and advances	1,691	2,501
Trade receivables	19	469

Total non-current assets	166,454	286,480

Current Assets
Inventories	13,001	19,258
Other receivables and advances	7,170	19,413
Trade receivables	12,171	22,111
Assets available for sale	—	804
Cash and equivalents	9,758	15,387

Total current assets	42,100	76,973

Total assets	208,554	363,453

Shareholders’ equity
Shareholders’ contributions	10,400	10,349
Reserves and unappropiated retained earnings	62,230	110,064
Noncontrolling interest	151	48

Total shareholders’ equity	72,781	120,461

Noncurrent liabilities
Provisions	26,564	39,623
Deferred income tax liabilities	18,948	44,812
Other taxes payable	299	207
Loans	36,030	77,934
Accounts payable	566	625

Total Noncurrent liabilities	82,407	163,201

Current liabilities
Provisions	2,399	2,009
Income tax liability	3,972	1,487
Other taxes payable	1,411	6,047
Salaries and social security	1,903	2,452
Loans	13,275	27,817
Accounts payable	30,406	39,979

Total current liabilities	53,366	79,791

Total liabilities	135,773	242,992

Total liabilities and shareholders’ equity	208,554	363,453

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2015 and Q4 2015

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q4 2014	Q3 2015	Q4 2015		Jan-Dec 2014	Jan-Dec 2015
			Cash flows from operating activities
1,300	1,884	(1,865)	Net income	8,849	4,426
(497)	(36)	(266)	Income from investments in companies	(558)	(318)
6,276	6,895	7,724	Depreciation of fixed assets	19,936	26,685
219	65	98	Amortization of intangible assets	469	323
1,370	1,811	523	Consumption of materials and fixed assets and intangible assets retired, net of provisions	4,041	3,773
(1,115)	3,082	17,207	Income tax	13,223	24,637
3,096	709	3,859	Net increase in provisions	5,561	6,133
(1,074)	(253)	(14,799)	Interest, exchange differences and other	2,116	(13,449)
24	36	35	Stock compensation plan	80	124
(409)	(562)	(603)	Accrued insurance	(2,041)	(1,688)
			Changes in assets and liabilities:
326	(1,218)	(5,178)	Trade receivables	(3,824)	(8,031)
1,050	(1,053)	(1,844)	Other receivables and liabilities	248	(6,143)
(476)	(1,005)	341	Inventories	(244)	101
3,404	889	3,029	Accounts payable	5,067	6,211
(2,788)	463	2,432	Other Taxes payable	218	4,544
296	396	426	Salaries and Social Securities	727	549
(394)	(347)	(511)	Decrease in provisions from payments	(1,974)	(1,758)
66	2	(1)	Dividends from investments in companies	299	180
—	—	363	Insurance charge for loss of profit	1,689	2,036
(914)	(1,976)	(1,281)	Income tax payments	(3,496)	(6,931)

9,760	9,782	9,689	Net cash flows provided by operating activities	46,154	41,404

			Cash flows from investing activities
			Payments for investments
(14,848)	(15,825)	(17,082)	Acquisitions of fixed assets and Intangible assets	(50,213)	(63,774)
(4)	—	—	Contributions and acquisitions of interests in companies and UTEs	(967)	(163)
349	—	—	Revenues from sales of fixed assets and intangible assets	2,060	—
—	—	—	Acquisition of subsidiaries net of acquired funds	(6,103)	—
349	—	—	Revenues from sales of fixed assets and intangible assets	2,060	—
—	—	(324)	Financial assets investments	—	(324)
—	—	212	Insurance charge for material damages	1,818	212

(14,503)	(15,825)	(17,194)	Net cash flows used in investing activities	(53,405)	(64,049)

			Cash flows from financing activities

(4,308)	(5,652)	(6,466)	Payment of loans	(13,320)	(24,090)
(1,844)	(1,386)	(2,249)	Payment of interests	(5,059)	(6,780)
4,607	9,935	16,996	Proceeds from loans	23,949	55,158
(2)	(74)	(1)	Acquisition of own shares	(200)	(120)
80	—	—	Non controlling interest contribution	80	—
—	(503)	—	Payments of dividends	(464)	(503)

(1,467)	2,320	8,280	Net cash flows provided by financing activities	4,986	23,665

95	342	3,755	Effect of changes in exchange rates on cash and equivalents	1,310	4,609

(6,115)	(3,381)	4,530	Increase (decrease) in cash and equivalents	(955)	5,629

15,873	14,238	10,857	Cash and equivalents at the beginning of the period	10,713	9,758
9,758	10,857	15,387	Cash and equivalents at the end of the period	9,758	15,387

(6,115)	(3,381)	4,530	Increase (decrease) in cash and equivalents	(955)	5,629

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD

6,731	9,195	13,920	Cash	6,731	13,920
3,027	1,662	1,467	Other financial assets	3,027	1,467

9,758	10,857	15,387	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	9,758	15,387

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Full Year 2015 and Q4 2015

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q4 2015	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	4,352	36,362	233	—	40,947
Revenues from intersegment sales	17,313	303	1,846	-19,462	—

Revenues	21,665	36,665	2,079	-19,462	40,947

Operating income (loss)	570	-435	-853	1,628	910
Investments in companies	2	264	—	—	266
Depreciation of fixed assets	6,631	919	174	—	7,724
Impairment of fixed and intangible assets	2,535	—	—	—	2,535
Acquisitions of fixed assets	13,230	3,086	759	0	17,075
Assets	223,035	113,805	26,708	-95	363,453

Q4 2014	Upstream	Downstream	Corporate and Other	Consolidation Adjustments	Total

Revenues	2,496	34,938	305	—	37,739
Revenues from intersegment sales	17,240	409	1,500	-19,149	—

Revenues	19,736	35,347	1,805	-19,149	37,739

Operating income (loss)	1,572	1,740	-2,153	205	1,364
Investments in companies	-3	500	—	—	497
Depreciation of fixed assets	5,516	675	85	—	6,276
Acquisitions of fixed assets	12,976	3,248	583	—	16,807
Assets	126,228	68,509	16,356	-2,539	208,554

Consolidated Results Full Year 2015 and Q4 2015

5.5 MAIN DOLLAR DENOMINATED FINANCIAL MAGNITUDES

(Unaudited figures)

Million USD	2014 Q4	2014 Q3	2015 Q4	Var Q4 15/ Q4 14	2014 Jan-Dec	2015 Jan-Dec	Var 2015 / 2014
INCOME STATEMENT
Revenues	4,459	4,448	4,044	-9.3%	17,576	16,952	-3.5%
Costs of sales	-3,507	-3,333	-3,238	-7.7%	-12,939	-12,960	0.2%

Gross profit	952	1,115	807	-15.3%	4,637	3,992	-13.9%
Selling expenses	-334	-281	-300	-10.3%	-1,252	-1,205	-3.8%
Administration expenses	-167	-141	-171	2.2%	-561	-603	7.6%
Exploration expenses	-95	-128	-70	-25.9%	-252	-264	5.0%
Other expenses	-194	48	-176	-9.6%	-128	-74	-42.0%

Operating income	161	612	90	-44.2%	2,445	1,846	-24.5%
Depreciation and impairment of fixed and intangible assets	742	749	1,013	36.7%	2,469	3,137	27.1%
Amortization of intangible assets	26	7	10	-62.6%	58	35	-39.8%
Unproductive exploratory drillings	68	84	32	-53.4%	157	153	-2.2%

Adj. EBITDA (**)	997	1,452	1,145	14.8%	5,128	5,171	0.8%

UPSTREAM
Revenues	2,332	2,227	2,140	-8.2%	8,754	8,713	-0.5%
Operating income	186	236	56	-69.7%	1,530	838	-45.2%
Depreciation	652	655	655	0.5%	2,127	2,496	17.3%
Capital expenditures	1,670	1,336	1,427	-14.6%	5,267	5,395	2.4%

DOWNSTREAM
Revenues	4,176	3,986	3,622	-13.3%	16,561	15,259	-7.9%
Operating income	206	383	-43	-120.9%	1,359	947	-30.3%
Depreciation	80	85	91	13.8%	303	343	13.3%
Capital expenditures	384	306	305	-20.6%	1,039	1,002	-3.5%

CORPORATE AND OTHER
Operating income	-254	-45	-125	-50.7%	-414	-292	-29.5%
Capital expenditures	69	68	137	98.5%	174	268	53.5%

CONSOLIDATION ADJUSTMENTS
Operating income	24	39	196	708.6%	-30	346	-1236.0%

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

Consolidated Results Full Year 2015 and Q4 2015

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

	2014						2015
	Unit	Q1	Q2	Q3	Q4	Cum. 2014	Q1	Q2	Q3	Q4	Cum. 2015
Production
Crude oil production	Kbbl	21,753	21,923	22,634	22,986	89,296	22,252	22,736	22,934	23,218	91,139
NGL production	Kbbl	4,831	3,626	3,970	5,348	17,776	5,448	3,522	4,015	4,958	17,944
Gas production	Mm3	3,355	3,970	4,138	4,021	15,483	3,950	4,063	4,080	4,032	16,124
Total production	Kboe	47,684	50,517	52,628	53,621	204,450	52,541	51,808	52,611	53,532	210,492

Henry hub	USD/Mbtu	4.94	4.67	4.06	4.00	4.42	2.98	2.64	2.77	2.27	2.66
Brent	USD/Bbl	108.17	109.70	101.82	76.40	99.02	53.92	61.69	50.23	43.57	52.35
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,229	1,126	1,158	1,210	4,723	1,246	1,171	1,208	1,269	4,894
Diesel	Km3	1,920	2,043	2,160	2,044	8,166	1,906	2,169	2,040	2,019	8,134
Jet fuel and kerosene	Km3	124	108	116	123	471	125	108	130	131	494
Fuel Oil	Km3	294	297	257	320	1,168	348	396	378	313	1,436
LPG	Km3	151	236	275	186	848	176	212	238	162	788
Others (*)	Km3	286	304	361	307	1,258	304	343	314	323	1,283
Total domestic market	Km3	4,004	4,113	4,327	4,190	16,634	4,104	4,399	4,308	4,218	17,029
Export market
Petrochemical naphtha	Km3	0	0	0	0	0	18	12	7	19	56
Jet fuel and kerosene	Km3	129	116	126	128	500	122	127	130	132	511
LPG	Km3	124	35	24	115	299	149	52	42	94	337
Bunker (Diesel and Fuel Oil)	Km3	194	205	128	178	704	153	115	130	134	532
Others (*)	Km3	8	18	5	7	38	7	10	4	4	25
Total export market	Km3	455	375	284	428	1,541	449	316	314	382	1,461
Total sales of petroleum products	Km3	4,459	4,488	4,610	4,900	18,457	4,553	4,715	4,622	4,600	18,490

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	32	39	76	80	227	21	34	45	108	208
Methanol	Ktn	47	73	103	85	308	49	61	75	64	249
Others	Ktn	138	143	129	131	541	130	164	143	129	566
Total domestic market	Ktn	217	255	308	296	1,076	200	259	263	301	1,023
Export market
Methanol	Ktn	33	22	21	1	77	41	36	54	20	151
Others	Ktn	24	33	67	53	177	28	50	33	39	150
Total export market	Ktn	57	55	88	54	254	69	86	87	59	301
Total sales of petrochemical products	Ktn	274	310	396	350	1,330	269	345	350	360	1,324

Sales of other products
Grain, flours and oils
Domestic market	Ktn	20	22	21	3	66	30	31	13	15	89
Export market	Ktn	85	251	292	212	840	155	418	358	208	1,139
Total grain, flours and oils	Ktn	105	273	313	215	906	185	449	371	223	1,228

Main products imported
Gasolines and Jet Fuel	Km3	179	94	0	42	316	20	22	43	36	120
Diesel	Km3	473	275	191	304	1,243	196	343	346	289	1,174

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Full Year 2015 and Q4 2015

5.7 ADDITIONAL INFORMATION ON OIL AND GAS RESERVES

(Argentine Securities Commission General Resolution No. 541)

	Crude oil and condensate
	(Millions of barrels)
	2015
	Argentina		United States		Worldwide
Proved developed and undeveloped reserves
Beginning of the year	600		1		601
Revisions of previous estimates	31		*		31
Extensions, discoveries and improved recovery	67		—		67
Purchases and sales	(*	)	—		(*	)
Production for the year (1)	(91)		(*	)	(91)

End of the year (1)	607		1		608

	2015
	Argentina		United States		Worldwide
Proved developed reserves
Beginning of the year	446		1		447

End of the year	439		1		440

Proved undeveloped reserves
Beginning of the year	154		—		154

End of the year	168		—		168

(1)	Proved reserves of crude oil and condensate include an estimated 88 million barrels as of December 31, 2015, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Crude oil and condensate production includes an estimated 13 million barrels for 2015 in respect of such types of payments.
(*)	Less than one.

Consolidated Results Full Year 2015 and Q4 2015

	Natural gas liquids
	(Millions of barrels)
	2015
	Argentina	United States	Worldwide
Proved developed and undeveloped reserves
Beginning of the year	73	—	73
Revisions of previous estimates	9	—	9
Extensions, discoveries and improved recovery	10	—	10
Purchases and sales	(3)	—	(3)
Production for the year(1)	(18)	—	(18)

End of the year (1)	71	—	71

	2015
	Argentina	United States	Worldwide
Proved develope reserves
Beginning of the year	53	—	53

End of the year	56	—	56

Proved undeveloped reserves
Beginning of the year	20	—	20

End of the year	15	—	15

*	Less than one.
(1)	Proved reserves of natural gas liquids include an estimated 14 million barrels as of December 31, 2015, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas liquids production includes an estimated 2 million barrels for 2015 in respect of such types of payments.

Consolidated Results Full Year 2015 and Q4 2015

	Natural gas
	(billions of cubic feet)
	2015
	Argentina	United States		Worldwide
Proved developed and undeveloped reserves
Beginning of the year	3,011	5		3,016
Revisions of previous estimates	174	*		174
Extensions, discoveries and improved recovery	521	—		521
Purchases and sales	(70)	—		(70)
Production for the year (1)	(569)	(*	)	(569)

End of the year (1)	3,067	5		3,072

	2015
	Argentina	United States		Worldwide
Proved developed reserves
Beginning of the year	2,262	3		2,267

End of the year	2,205	5		2,210

Proved undeveloped reserves
Beginning of the year	749	—		749

End of the year	862	—		862

(1)	Proved reserves of natural gas include an estimated 329 billion cubic feet as of December 31, 2015, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production includes an estimated 58 billion cubic feet for 2015 in respect of such types of payments.

Consolidated Results Full Year 2015 and Q4 2015

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 3, 2016	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer